Exhibit 1.8

CDC Corporation Extends US$20 Million Share Repurchase Program

Hong Kong, Beijing, Atlanta, May 2, 2006 — The Board of Directors of CDC Corporation (Nasdaq: CHINA) today approved extending the Company’s 2005 stock repurchase program which authorizes the repurchase, at the discretion of the senior management, of up to $20 million of the Company’s common shares for an additional twelve months until May 2007.

The Company will be entering into a 10b5-1 trading plan to facilitate the repurchase of its common shares which will allow the Company to repurchase shares during trading blackout periods through pre-arrangements with a broker based upon specified guidelines and parameters set forth in the trading plan.

In addition, senior management of the Company including the CEO has purchased over 300,000 shares of the Company in the past year.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the completion and effect of the proposed share repurchase program. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: our ability to enter into a trading plan, whether any shares will actually be repurchased pursuant to the trading plan based upon the guidelines and parameters set forth in the plan which depends upon the movement of our share price, and volatility in our shares price based upon factors such as the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic market. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations Ida Ho Corporate Communications Manager China.com Inc. Tel: (852) 2237 7181 Fax: (852) 2571 0410 e-mail: ida.ho@hk.china.com	Investor Relations Craig Celek Vice President, Investor Relations CDC Corporation Tel: 1 (212) 661 2160 Fax: 1 (646) 827 2421 e-mail: craig.celek@cdccorporation.net